Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 000-26561

THIS FILING CONSISTS OF INFORMATION POSTED TO THE EMPLOYEE SECTION OF THE WWW.STANTEC.COM/KEITHCO WEBSITE, REGARDING THE PROPOSED COMBINATION OF STANTEC INC. AND THE KEITH COMPANIES, INC.

Additional Information and Where to Find It

In connection with the proposed merger, Stantec Inc. and The Keith Companies, Inc. (“TKC”) have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

and from:

The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements

This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.

CEO Forum Message

Tony Franceschini

Over the last few weeks both TKC and Stantec reported impressive first quarter results. Two weeks ago, TKC announced record results for the first quarter of 2005 and last week Stantec also released record first quarter results. These performances again highlighted the similarities between the two organizations and the potential that the combination will bring. Stantec has also formally applied for a listing on the New York Stock Exchange. You can find complete results for both companies in the investor information section of www.stantec.com/keithco.

Early in May, Aram, Eric Nielsen (of TKC), and I had the opportunity to visit offices in Moreno Valley and San Marcos, California to meet with the staff and office leadership. Every time we have one of these meetings the “cultural” compatibility between the two organizations becomes more evident and I am confident that the transition will be accomplished smoothly.

We continue to develop our plans for the merger as the staff in Irvine can attest after a number of Stantec employee visits from representatives in Marketing, Legal, and Finance to TKC’s headquarters. There have also been reciprocal visits from TKC’s Tim Kihm to Edmonton who attended Stantec’s Annual Meeting. As well, TKC and Stantec Human Resources representatives are meeting this week in Phoenix. These meetings are an important step in developing relationships and they signify the start of the integration planning process. This process will help us to identify the best practices of both our firms in order to make our combined company even stronger.

As the planning process proceeds, this site will evolve into more than just a question and answer forum. We will begin posting timelines and other relevant employee information when they come available. We will also continue posting the question and answer forum that is currently on the site. Watch for future updates and keep providing us with your questions and feedback so that we can do our best to respond.

It has been a pleasure working with and meeting all the TKC employees so far and I’m looking forward to visiting more offices.

-Tony Franceschini

STN-TKC EMPLOYEE RESPONSES

401 K

Do I understand the 401(k) match correctly? I understand that Stantec matches 50% of the first 4% of contributions, or a maximum of 2%. TKC matches 100% of the first 3% and 50% of the next 2%, for a total match of up to 4%. It would appear that Stantec’s match maxes out at 1/2 of TKC’s. Is that true?

No, we apologize if the 401(k) match wasn’t communicated effectively in prior answers. Simply stated, Stantec will match 50% of employees’ contributions to the 401(k) plan up to 4% of their compensation.

If an employee contributes 8% of their compensation or more (up to 50%) to the 401(k) plan, the Stantec match will be maxed out at 4% of their compensation. If an employee contributes less than 8% of their compensation, Stantec will match 50% of their contribution. An employee will have to contribute at least 8% of their compensation in order to maximize the matching funds from Stantec.

Go to the table included in the questions dated April 22 for more specific calculations of the Stantec 401(k) match.

As a new employee to TKCI, I was to be eligible for the 401(k) plan in June/July. Will I still be able to enroll during this time or will I have to wait until the Stantec 401(k) plan is available? If I have to wait, is there a way to have my contribution and the company match deducted from my paycheck and held by TKC to be placed in the new 401(k) when it is available?

You can enroll in the TKC plan until the merger is completed provided open enrollment windows allow you to do so. When the merger is completed between Stantec and TKC, the process of terminating the TKC plan will be commenced and no new contributions to the plan will be permitted. Once the TKC 401(k) plan is terminated your funds in that plan may be rolled into the Stantec plan or directed elsewhere as you choose. However, ERISA/IRS rules are very strict on the termination of 401(k) plans and it may take up to two years to complete the process.

Upon completion of the merger, if you have attained age 21 and completed 1/4 of a year of service with TKC, you may elect to begin contributing to the Stantec 401(k) Plan.

Benefits

We have received many specific questions about benefits and unfortunately we cannot answer all of them immediately. What we do know at this time is that you will remain on the TKC benefits plan at least until the end of 2005.

Our comparison and assessment of the two plans is underway. This process, however, will take some time to complete. When there is any change to your benefits plan you will be informed well in advance of the change and given time to learn about everything the new plan offers. Human Resources staff will provide you with all the information you need to understand the changes and how they affect you through face-to-face meetings, information packages, and through other communication channels in order to keep you well informed.

Be assured that we are receiving your questions and comments regarding benefits and we ask you to please continue to send them in even though they may not be answered right away. We are using the feedback and questions received to ensure we do not overlook any part of the benefits plans during the review process.

We thank you for your patience and the input we have received so far has been very helpful.

Compensation

Will Stantec offer bonuses and who will qualify for these?

Stantec does offer a bonus program. The bonus program rewards staff for above average or exceptional performance and encourages excellence in future performance. We are currently in the process of gathering information on compensation, which we will then review thoroughly. Once the review is complete we will be able to let employees know who qualifies for the program and how it will fit into their overall compensation package.

Just a nuts and bolts question regarding the direct deposit (presumably offered by Stantec) of paychecks: How (when) will this transition occur and will there be a “lag” time for both Stantec and TKC when manual paychecks will be issued?

Stantec offers direct deposit for employees. The change from TKC’s payroll system to Stantec’s will not occur until we’re confident that it can be completed seamlessly. At this point in time, we do not anticipate issuing manual paychecks. Once a complete review of the payroll system has been completed, we will inform you of the process.

Operations

Will the dress code stay the same here at TKC or does Stantec have a different dress code?

The dress code policies are very similar between TKC and Stantec and will not change following the merger.